

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

January 8, 2008

Mr. George Solymar
Chief Executive Officer
Hendrx Corp.
2610 – 1066 West Hastings Street
Vancouver, British Columbia, Canada  V6E 3X2

      **Re:**    **Hendrx Corp.**
             **Form 10-KSB for Fiscal Year ended December 31, 2006 as amended**
             **Filed April 3, 2007**
             **File No. 0-50546**

Dear Mr. Solymar:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief
                              Accountant
                              Office of Apparel, Beverages
                              and Health Care Services